For fiscal year ended (a) December 31, 1998
File number (c) 811-6542


     SUB-ITEM 77J


     Restatement of Capital Share Account

      The BlackRock Investment Quality Term Trust accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A.'s Statement of Position 93-2:
Determination, Disclosure, and Financial Statement
Presentation of Income, Capital Gain, and Return of Capital
Distributions by Investment Companies. The effect caused by applying this statement during the fiscal year ended
December 31, 1998, was to decrease paid-in capital and increase undistributed net investment income by $98,350 due to certain expenses not being deductible for tax purposes.
Net investment income, net realized gains, and net assets were not affected by this change.